                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F  X                      Form 40-F ___
                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes ___                           No  X
                                                 ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date:October 28, 2003            By   /s/ Lora Ho
                                    ------------------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

            TSMC 2003 Third Quarter Sales Revenue Hit New Record High


Hsinchu, Taiwan, October 28, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC") today announced its financial results for the third quarter of 2003. Net sales for its third quarter reached a new record high of NT$54,877 million, while net income totaled NT$15,169 million. Earnings per share were NT$0.75 based on the current 20,226,848 thousand weighted average outstanding shares.

For the nine months ended September 30, 2003, the Company's net sales were NT$144,125 million, while net income reached NT$31,256 million. Earnings per share for the nine months ended September 30, 2003 were NT$1.54.

On a sequential basis, the Company's 2003 third quarter net sales grew 9.9 percent, net income increased 29.3 percent, and earnings per share grew 29.5 percent.

Compared to the same period for last year, TSMC 2003 third quarter net sales grew 37.8 percent. Net income and earnings per share grew substantially by 380.0 percent and 395.4 percent, respectively, over 2002 third quarter.

Ms. Lora Ho, TSMC spokesperson and vice president, noted that, "Due to growth in customer demand, TSMC's 2003 third quarter wafer shipments continued to increase, reaching 992,000 eight-inch-equivalent wafers, for a 12 percent increase over last quarter. On a sequential basis, average selling price (ASP) remained flat. However, the exchange rate between US dollars and NT dollars was weaker in 2003 third quarter. As a result, total net sales for the third quarter of 2003 grew 9.9 percent sequentially."

Ms. Ho added that, "Revenues from TSMC's advanced process technologies, including 0.18-micron and below process technologies accounted for 66 percent of total wafer sales in the third quarter of 2003. The 0.13-micron process technology alone accounted for 19 percent of our total sales. In addition, the average utilization rate for the third quarter of 2003 increased to 98 percent as compared to 88 percent for the second quarter of 2003. As a result, gross margin for the third quarter of 2003 improved to 39.1 percent versus 36.8 percent in the previous quarter."

                                      # # #

                                  ~ continued ~

Table 1:  TSMC's 2003 third quarter results

(Unit: NT$million, except for EPS)

--------------------------------------------------------------------------------------------------------
                              3Q'03          3Q'02             YoY           2Q'03             QoQ
                             Amount*        Amount          Change %         Amount          Change %
--------------------------------------------------------------------------------------------------------
Net sales                    54,877         39,835            37.8%          49,922            9.9%
--------------------------------------------------------------------------------------------------------
Gross profit                 21,447         12,835            67.1%          18,351           16.9%
--------------------------------------------------------------------------------------------------------
Income from operations       16,487          8,367            97.0%          13,340           23.6%
--------------------------------------------------------------------------------------------------------
Income before tax            16,708          6,030           177.1%          12,572           32.9%
--------------------------------------------------------------------------------------------------------
Net income                   15,169          3,160           380.0%          11,730           29.3%
========================================================================================================
EPS(NT$)                       0.75**       0.15***          395.4%            0.58****       29.5%
--------------------------------------------------------------------------------------------------------

* 2003 third quarter figures have not been approved by Board of Directors ** Based on 20,226,848 thousand weighted average outstanding shares
*** Based on 20,220,989 thousand weighted average outstanding shares
**** Based on 20,221,270 thousand weighted average outstanding share


TSMC Spokesperson:
Ms. Lora Ho
Vice President & CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng                 Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC    PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028 (O)        Tel: 886-3-666-5029 (O)         Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121                 Fax: 03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com        Email: ssguo@tsmc.com